Aspen and Westchester provide preliminary test results

OKLAHOMA CITY, OKLAHOMA March 4, 2005 - Aspen Group Resources Corporation (TSX: ASR) (Aspen) and Westchester Resources Inc. (TSXV: WSR) (Westchester) requested on March 2, 2005 that trading in their shares be halted pending the release of test results on the Froelich 1-27 test well in North Dakota. The open-hole production test was expected to commence late afternoon on Wednesday, March 2nd, but was postponed until the following day due to onsite equipment delays. The upper portion of the formation was acidized and tested late Thursday afternoon, March 3, 2005 and evaluated overnight. The initial results indicated low porosity and no commercial quantities of oil or natural gas in the upper portion of the formation. The well is still under evaluation and it has been determined that further drilling is required on the Froelich 1-27 well in order to complete the production test on the formation.  The drilling and testing will occur over the next 5-7 days.

Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, production and development of oil and natural gas properties in North America. Aspen's shares trade on The Toronto Stock Exchange under the symbol "ASR".

Westchester Resources Inc. shares trade on the TSX Venture Exchange under the symbol “WSR”.

FOR FURTHER INFORMATION PLEASE CONTACT:

Aspen Group Resources Corporation

Kevin O'Connor

(877) 775-8734

koconnor@aspengroupresources.com

www.aspengroupresources.com

or

Westchester Resources Inc.

Pat DiCapo

(416) 860-1859

For more information on the Oil and Gas Industry in North Dakota, visit www.oilgas.nd.gov

Portions of this document include "forward-looking statements", which may be understood as any statement other than a statement of historical fact. These statements are based on managements’ current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements may include, but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Joint Venture’s projects and other statements which are not historical facts. When used in this document, and in other published information of Westchester and Aspen, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are indicative of a forward-looking statement. Although Westchester and Aspen believe that their expectations reflected in the forward-looking statements are reasonable, the potential results suggested by such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Forward-looking statements contained in this document are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws.  Certain factors that can affect Westchester’s and Aspen’s ability to achieve projected results are described in Aspen’s Annual Report and Form 20-F, and other reports filed by both companies with the applicable Canadian securities regulatory authorities and by Aspen with the US Securities and Exchange Commission. Factors that can affect the ability of Aspen and Westchester to achieve projected results include, among others, production variances from expectations, uncertainties about estimates of reserves, volatility of oil and gas prices, the need to develop and replace reserves, the substantial capital expenditures required to fund operations, environmental risks, drilling and operating risks, risks related to exploratory and developmental drilling, competition, government regulation, the ability of Aspen and Westchester to implement its business strategy, the potential that projects will experience technical and mechanical problems, geological conditions in the reservoir which may negatively impact levels of oil and gas production and changes in product prices and other risks not anticipated by the Joint Venture or disclosed in published material of Westchester or Aspen.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.